Exhibit 11.  Statement on computation of per share earnings.

         For the three months ended September 30, 1996 and 1995, the primary and fully diluted weighted average number of shares outstanding were 3,852,586 and 3,921,180, respectively. For the nine months ended September 30, 1996 and 1995, the primary and fully diluted weighted average number of shares outstanding were 3,872,209 and 3,917,828, respectively. The number of shares outstanding for the three and nine month periods ended September 30, 1995 were restated to reflect the conversion ratio of 1.0841375 shares of the Company's common stock per share of the Bank's common stock effected as part of the Reorganization.




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